EXHIBIT 99.7

LAMAQUE COMPLEX TECHNICAL REPORT

CERTIFICATE OF QUALIFIED PERSON

Vu Tran, Ing.

300, 3e avenue Est Val d’Or, QC

Tel: (819) 856-3359

Email: vu.tran@eldoradogold.com

I, Vu Tran, am a Professional Engineer, employed as Senior Geotechnical Engineer, of Eldorado Gold (Québec) Inc. (a wholly owned subsidiary of Eldorado Gold Corporation) located at 300, 3e avenue Est, Val d’Or in the Province of Québec.

This certificate applies to the technical report entitled Lamaque Complex Technical Report, with an effective date of December 31, 2024.

I am a member of the Order of Engineer of Quebec. I graduated from the Ecole Polytechnique with a Bachelor of Civil Engineering in 2007.

I have practiced my profession continuously since 2007 and have worked on engineering and construction projects in Canada for various mines. I have worked on numerous feasibility studies for gold, nickel and iron extraction projects.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“National Instrument 43-101”).

I have visited the Lamaque Complex on numerous occasions with my most recent visit occurring on December 3 to December 5, 2024 (3 days).

I am responsible for items 12.2.6, 18.10, 18.11, and 18.12 in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101F1 and the items for which I am responsible in this report entitled Lamaque Complex Technical Report with an effective date of December 31, 2024, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading

Dated at Montreal, Québec, this 20th day of February, 2025.

“Signed and Sealed”

Vu Tran

________________________

Vu Tran, Eng.